UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

August 2014 Up 10.6% Year over Year

Mexico City, September 3, 2014 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for August 2014 increased by 10.6% when compared to August 2013.

This announcement reflects comparisons between August 1 through August 31, 2014 and 2013. Transit and general aviation passengers are excluded.

Domestic
Airport	August 2013	August 2014	% Change
Cancún	558,954	609,544	9.1
Cozumel	7,553	7,657	1.4
Huatulco	37,780	38,558	2.1
Mérida	99,826	113,619	13.8
Minatitlán	16,665	19,404	16.4
Oaxaca	40,357	44,486	10.2
Tapachula	11,473	12,856	12.1
Veracruz	78,457	97,074	23.7
Villahermosa	82,156	92,500	12.6
Total Domestic	933,221	1,035,698	11.0

International
Airport	August 2013	August 2014	% Change
Cancún	870,825	956,493	9.8
Cozumel	20,689	30,841	49.1
Huatulco	2,024	1,916	(5.3)
Mérida	11,239	10,934	(2.7)
Minatitlán	778	862	10.8
Oaxaca	6,586	6,259	(5.0)
Tapachula	877	1,207	37.6
Veracruz	9,292	8,186	(11.9)
Villahermosa	5,934	6,254	5.4
Total International	928,244	1,022,952	10.2

Asur Page 1 of 2

Total
Airport	August 2013	August 2014	% Change
Cancún	1,429,779	1,566,037	9.5
Cozumel	28,242	38,498	36.3
Huatulco	39,804	40,474	1.7
Mérida	111,065	124,553	12.1
Minatitlán	17,443	20,266	16.2
Oaxaca	46,943	50,745	8.1
Tapachula	12,350	14,063	13.9
Veracruz	87,749	105,260	20.0
Villahermosa	88,090	98,754	12.1
ASUR Total	1,861,465	2,058,650	10.6

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: September 3, 2014